FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

26 March 2009

File no. 0-17630

Director/PDMR Shareholding

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure:  Director/PDMR Shareholding

                                     26th March 2009

PURCHASE OF SHARES BY
THE TRUSTEES OF THE CRH plc EMPLOYEE BENEFIT TRUST

The Trustees of the CRH plc Employee Benefit Trust purchased 127,833 Ordinary Shares of €0.32 each in CRH plc on 25th March 2009 at €16.62 per ordinary share for the purpose of satisfying the requirement for shares on exercise of options under the 1990 Share Option Scheme.

Contact
Neil Colgan
Deputy Company Secretary
Tel: 00 3531 6344340

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date: 26 March 2009

                                                    By: ___/s/ Glenn Culpepper___

G. Culpepper
                                                        Finance Director